

02017384

2-28-02

906338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Form 6-K

REPORT OF FOREIGN ISSUER

**PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the month of February 2002

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

The following is included in this Report on Form 6-K:

1. Report of Share Issuance presented to the Israel Registrar of Companies in February, 2002.

2. Press Release dated February 4, 2002.

3. Press Release dated February 13, 2002.

4. Press Release dated February 21, 2002.

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: January 30, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 24
For Cash Consideration: 24

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Canada – VE570369			
Shareholder:	Maurice Mendonca	**0.0001**	**24**	**11.27**

Address: 12 Bornholm Drive
Scarborough, ONT M1C 4P8
CANADA

Cash allocation
Amount regarded as paid for each share: 24 – 11.27NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: January 31, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: January 28, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 750
For Cash Consideration: 750

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	US Birth Certificate #156-65-221578			
Shareholder:	Vincent Anastasi	**0.0001**	**750**	**14.41**
Address:	2 Blossom Terrace Salisbury Mills, NY 12577 U.S.A.			

Cash allocation
Amount regarded as paid for each share: 750 – 14.41NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: January 31, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: January 30, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 250
For Cash Consideration: 250

Additional Holders of Ordinary Shares

	Par value	No. of shares	Price per share
I.D. number: US Passport # 027256403			
Shareholder: Richard Trevor	**0.0001**	**250**	**31.50**
Address: 25 Hafday Lincolnshire, IL U.S.A.			

Cash allocation
Amount regarded as paid for each share: 250 – 31.50NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: January 31, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: January 22, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 50
For Cash Consideration: 50

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Drivers' License # 0508-70606-423			
Shareholder:	Shen Gao	**0.0001**	**50**	**11.39**

Address: 5 Ridgefield Court
Brampton, ONT L6P 1B6
CANADA

Cash allocation
Amount regarded as paid for each share: 50 – 11.39NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: January 23, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: January 21, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 125
For Cash Consideration: 125

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Israeli ID #58830976			
Shareholder:	Sigalit Portnoy	**0.0001**	**125**	**11.22**
Address:	Moshav Liman Parcel 58, Nahariya ISRAEL			

Cash allocation
Amount regarded as paid for each share: 125 – 11.22NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: January 23, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: January 17, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 1,250
For Cash Consideration: 1,250

Additional Holders of Ordinary Shares

	Par value	No. of shares	Price per share
I.D. number: Israeli ID #0998540-9 Shareholder: Zahava Rafalowicz Address: 24 Hooverman Street Tel-Aviv 64075 ISRAEL	**0.0001**	**1,250**	**11.27**

Cash allocation
Amount regarded as paid for each share: 1,250 – 11.27NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: January 23, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: January 17, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 1,000
For Cash Consideration: 1,000

Additional Holders of Ordinary Shares

	Par value	No. of shares	Price per share
I.D. number: U.S.A. Resident Shareholder: Arthur Raines Address: Route 2, Box 264 Lovettsville, Virginia 20180 U.S.A.	**0.0001**	**1,000**	**17.57**

Cash allocation
Amount regarded as paid for each share: 1,000 – 17.57NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: January 23, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: January 17, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 4,500
For Cash Consideration: 4,500

Additional Holders of Ordinary Shares

		Par value	No. of shares	Price per share
I.D. number:	Israeli ID #0-1538388-8			
Shareholder:	Marc Coles	**0.0001**	**2,000**	**16.29**
			1,000	**10.68**
			500	**10.95**
			1,000	**11.13**

Address: 10 Simtat Havered
Nordiya 42954
ISRAEL

Cash allocation
Amount regarded as paid for each share: 2,000 – 16.29NIS; 1,000 – 10.68NIS; 500 – 10.95NIS; 1,000 – 11.13NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: January 23, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: January 14, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 25
For Cash Consideration: 25

Additional Holders of Ordinary Shares

	Par value	No. of shares	Price per share
I.D. number: Drivers' License # PO745-19217-01210			
Shareholder: Edward Pasion	**0.0001**	**25**	**11.17**
Address: 923 Blairholm Avenue Mississauga, ONT I5C 1G5 CANADA			

Cash allocation
Amount regarded as paid for each share: 25 – 11.17NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: January 23, 2002

Report of Share Issuance

Company: Taro Pharmaceutical Industries Limited
Date of Issuance: January 22, 2002
No. of Company: 52-002290-6

Name of Shares: Ordinary
Symbol of Shares: Ord.
Par Value: NIS 0.0001
No. of Shares Issued: 50
For Cash Consideration: 50

Additional Holders of Ordinary Shares

	Par value	No. of shares	Price per share
I.D. number: Can. Birth Certificate # 51-05-035138			
Shareholder: Tom Loucks	**0.0001**	**50**	**11.41**
Address: 36 East Street – Apt. #1503 Oakville, ONT L6L 5K2 CANADA			

Cash allocation
Amount regarded as paid for each share: 50 – 11.41NIS

Reported by: Kevin Connelly
I.D. number
Title: Chief Financial Officer
Date: October 14, 2001

(The date above was an error, it should have been January 23, 2002)

(BW)(TARO-PHARMACEUTICAL)(TARO) Taro Appoints Daniel H. Saks Vice President of Corporate Affairs

HAWTHORNE, N.Y.--(BUSINESS WIRE)--Feb. 4, 2002--Taro Pharmaceutical Industries Ltd. (NASDAQ/NMS: TARO) today announced that Daniel H. Saks has been appointed to the position of Vice President of Corporate Affairs, with responsibility for Taro's worldwide corporate and investor communications as well as public relations.

Extensive Global Experience

Mr. Saks brings 23 years of top-level experience to his new position. Most recently, he was Senior Managing Director of FRB/Weber Shandwick Worldwide (formerly FRB/BSMG Worldwide), a global public relations firm, as well as Managing Partner in the Los Angeles office of the Financial Relations Board.

Earlier, Mr. Saks, 53, was Vice President at the Corporate Communications Group in Los Angeles, and before that, a Client Services Manager at Burson-Marsteller.

Mr. Saks has also owned investor relations firms in Los Angeles and Israel, and served as President of Custom News Company, an online information retrieval service providing business news and analysis to corporations and associations. He began his career as an Account Executive at Kekst and Company in New York.

"Dan's outstanding experience, and his longstanding relationship with Taro, make him the ideal person to join the Company as our recognition grows within our industry and the investment community," said Barrie Levitt, M.D., Chairman of the Company. "He will be a valuable member of our management team, handling all aspects of corporate communications and investor and media relations." Taro's initiatives in these areas have expanded significantly following the company's successful public offering in October.

Mr. Saks continues in his positions as a Director and Treasurer of the Los Angeles Chapter of the National Investor Relations Institute, and as a member of the Board of Governors of Goodwill Industries of Southern California.

Taro is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

CONTACT: Taro Pharmaceutical Industries Ltd., Hawthorne
Kevin Connelly, 914/345-9001 ext. 338
or
Daniel Saks, 914.345-9001 ext. 208


TARO
news

Taro Pharmaceutical Industries Ltd.
c/o Taro Pharmaceuticals U.S.A., Inc.
Five Skyline Drive
Hawthorne, New York 10532
(Nasdaq/NMS: TARO)

AT THE COMPANY

Kevin Connelly	Daniel Saks
Chief Financial Officer	Vice President, Corporate Affairs
(914) 345-9001 ext. 338	(914) 345-9001 ext. 208

FOR IMMEDIATE RELEASE
February 13, 2002

TARO TO REPORT RESULTS AND CONDUCT CONFERENCE CALL ON FEBRUARY 21, 2002

Hawthorne, NY, February 13, 2002 – Taro Pharmaceutical Industries Ltd. (NASDAQ/NMS: TARO) today reported that the Company intends to announce financial results for the fourth quarter and full year ended December 31, 2001, prior to the Nasdaq market opening on Thursday, February 21, 2002. The Company will conduct a conference call to discuss the results on the same day at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time).

The conference call will be hosted by Barrie Levitt, M.D., Chairman of the Company, who will review the quarter and the year along with Kevin Connelly, Chief Financial Officer, and Daniel Saks, Vice President, Corporate Affairs. The call will be available live via the Internet by accessing www.taro.com. For those who cannot listen to the live broadcast, an online replay will be available through February 27, 2002, on www.taro.com. A telephone replay will be available through February 27, 2002, by dialing 800-428-6051 (domestic U.S.) or 973-709-2089 (international) and entering the passcode 231333 when prompted.

Taro is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

# # #

(BW)(NY-TARO-PHARMACEUTICAL)(TARO) Taro Pharmaceuticals Reports Record 2001 Results -- 24 Consecutive Quarters of Record Sales, 14 Consecutive Quarters of Record Net Income

Business Editors

HAWTHORNE, N.Y.--(BUSINESS WIRE)--Feb. 21, 2002--Taro Pharmaceutical Industries Ltd. (NASDAQ/NMS: TARO)--

2001 Highlights

- Q4 Sales Increase 47% to $44,013,000

- Q4 Gross Profit Increases 58% to $28,459,000

- Q4 Net Income Increases 180% to $9,826,000, or $0.34 per Diluted Share

- 2001 Sales Increase 45% to $150,134,000

- 2001 Net Income Increases 159% to $25,994,000, or $0.99 per Diluted Share

- Taro Closed Public Offering of 5,750,000 Ordinary Shares in Q4 2001

Taro Pharmaceutical Industries Ltd. (NASDAQ/NMS: TARO) today reported record fourth quarter and year end results.

Fourth Quarter Results

The Company's 2001 financial performance reflects profitability from both the introduction of new products and growth of its baseline business. Sales for the fourth quarter of 2001 increased 47% to $44,013,000, compared with sales of $29,951,000 for the fourth quarter of 2000.

Net income for the fourth quarter of 2001 increased 180% to $9,826,000, or $0.34 per diluted share, based on 29,252,457 weighted average shares outstanding, compared with $3,514,000, or $0.14 per diluted share, based on 24,578,564 weighted average shares outstanding, for the fourth quarter of 2000. Per share data are adjusted to reflect a two-for-one stock split in the form of a stock dividend paid on July 26, 2001.

Taro's gross profit in the fourth quarter of 2001 increased 58% to $28,459,000, or 65% of sales, from $18,014,000, or 60% of sales, for the fourth quarter of 2000. Operating income before R&D expenses increased 88% to $17,007,000, or 39% of sales, up from $9,034,000, or 30% of sales, for the fourth quarter of 2000.

Selling, general and administrative expenses for the fourth quarter of 2001 were $11,452,000, or 26% of sales, compared with $8,980,000, or 30% of sales, in the fourth quarter of 2000. R&D expenses for the fourth quarter of 2001 were $5,811,000, compared with $3,866,000, or 13% of sales, for both periods.

Year End Results

"Taro's performance results from our long-term strategy of investment in R&D and infrastructure," said Barrie Levitt, M.D., Chairman of the Company. "This strategy is the basis for the operational leverage we achieved in 2001, during which a 45% increase in sales produced a 159% increase in earnings."

Net sales for the year ended December 31, 2001 increased 45% to $150,134,000, compared with sales of $103,797,000 in 2000. Net income for 2001 increased 159% to $25,994,000, or $0.99 per diluted share, based on 26,301,929 weighted average shares outstanding, compared with net income of $10,027,000, or $0.42 per diluted share, based on 23,864,020 weighted average shares outstanding, in 2000.

Gross profit for the year ended December 31, 2001 was $95,398,000, or 64% of sales, compared with $62,591,000, or 60% of sales for the prior year. Operating income before R&D expenses was $52,408,000, or 35% of sales, compared with $30,689,000, or 30% of sales, for the prior year.

Selling, general and administrative expenses for the year ended December 31, 2001 were $42,990,000, or 29% of sales, compared with $31,902,000, or 31% of sales, in 2000. R&D expenses for 2001 were $19,633,000, or 13% of sales, compared with $14,593,000, or 14% of sales, in the prior year.

Strong Balance Sheet

On October 5, 2001, Taro completed a public-offering which resulted in net proceeds to the Company in excess of $126,000,000.

At December 31, 2001, total assets were $307,762,000, compared with $120,446,000 at the end of 2000. Cash and cash equivalents were $150,732,000, compared with $7,245,000 at the end of 2000. Total liabilities were $88,622,000, compared with $70,064,000 at the end of the prior year. Shareholders' equity was $218,364,000, compared with $50,214,000 at December 31, 2000.

"The public offering we completed in 2001 put Taro in an excellent financial position to take advantage of new opportunities for growth," Dr. Levitt stated.

Approvals in 2001

In 2001 Taro received approval of several Abbreviated New Drug Applications from the U.S. Food and Drug Administration, including the first generic approval for Clotrimazole and Betamethasone Dipropionate Cream ("CB Cream"). CB Cream is bioequivalent to Schering Plough's Lotrisone(R) Cream, a combination antifungal/corticosteroid used in the treatment of a variety of dermatological conditions.

Taro received additional approvals for the cardiovascular products Amiodarone Hydrochloride Tablets, 200 mg (bioequivalent to Wyeth-Ayerst Laboratories' Cordarone(R)), Enalapril Maleate Tablets in four strengths (bioequivalent to Merck's Vasotec(R)), as well as Enalapril Maleate and Hydrochlorothiazide Tablets in two strengths (bioequivalent to Merck's Vaseretic(R) Tablets).

Acquisition of Dermovate(R) Brand in Canada

In October 2001, Taro announced that its Canadian subsidiary, Taro Pharmaceuticals Inc., acquired the Canadian rights to Dermovate(R) (clobetasol propionate 0.05%) Cream, Ointment and Topical Solution from GlaxoSmithKline. Dermovate(R) is an ultra-high potency topical corticosteroid used in treating dermatological conditions such as psoriasis and eczema.

The Canadian market size of Dermovate(R) and generic clobetasol propionate products is estimated to be approximately U.S. $3.8 million according to industry sources. The Dermovate(R) line is currently being detailed by Taro's professional dermatology field sales force in Canada.

Warfarin Approved in the UK

Early in the first quarter of 2002, Taro announced that it received approval in the UK for Warfarin Tablets in the four strengths currently in use in that country. The annual market in the UK for Warfarin Tablets is estimated by industry sources to be approximately U.S. $30 million.

Warfarin is an anticoagulant indicated for the prevention and treatment of blood clotting disorders and in the prevention of thromboembolic complications associated with heart attacks and certain rhythm disorders of the heart such as atrial fibrillation.

Taro currently markets Warfarin Tablets in nine strengths in the U.S., Canada, and Israel. The Company has manufactured Warfarin Tablets in Israel for more than 40 years under the brand name Coumadin(R)(a) and will market Warfarin Tablets in the UK under the generic name.

Proprietary Research

The Company's proprietary research program includes NonSpil(TM), a patented, spill-resistant liquid delivery system which has potential applications in a wide variety of both prescription and over-the-counter pharmaceutical products. The Company holds several patents relating to this unique delivery system and has additional patents pending in the U.S. and worldwide.

Taro also continues development of T2000, the first of a class of patented, non-sedating barbiturates. Taro is currently nearing the end of Phase I clinical testing for the product. While there can be no assurances of successful development or commercialization of any member of this new class of barbiturates, T2000 has not produced significant toxicity in humans during testing conducted to date.

Outlook

"Taro's growing base business and new products approved in the U.S., Israel, Canada and the UK have produced continued improvement in the Company's financial results," said Dr. Levitt. "Taro's successful research programs, the strength of our marketing and manufacturing organization, and the business development opportunities afforded by our public offering, provide the basis for our confidence in Taro's future."

The Company currently has 12 filings with the U.S. Food and Drug Administration and multiple filings with regulatory agencies around the world.

Conference Call

The Company will conduct a conference call to discuss fourth quarter and year end results on Thursday, February 21 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time).

The call will be available live via the Internet by accessing www.taro.com. For those who cannot listen to the live broadcast, an online replay will be available through February 27, 2002, on www.taro.com. A telephone replay will also be available through February 27, 2002, by dialing 800-428-6051 (domestic U.S.) or 973-709-2089 (international) and entering the passcode 231333 when prompted.

Taro is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, comments regarding Taro's expectations regarding operational leverage and profitability, business development and other growth opportunities, use of proceeds from the Company's 2001 public offering, research programs, the growth of the Company's base business, contribution of new products, and international operations. Although Taro believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ include industry and market conditions, slower than anticipated regulatory approval of new generic products, other regulatory actions, slower than anticipated penetration of new markets, changes in the Company's financial position, and other risks detailed from time to time in the Company's SEC reports, including its Prospectus dated October 1, 2001, and its 2000 Annual Report on Form 20-F.

(a) In Israel, Coumadin(R)is a registered trademark of Taro Pharmaceuticals U.S.A., Inc. Elsewhere in the world, Coumadin(R)is a registered trademark of the DuPont Pharmaceuticals Company. There is no affiliation between the two companies.

Financial Tables Follow

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(US dollars in thousands)

	DECEMBER 31, 2001	DECEMBER 31, 2000
Assets		
Current Assets:		
Cash and Cash Equivalents	$150,732	$7,245
Restricted short-term bank deposits	2,416	2,307
Accounts Receivable - Trade	41,131	38,670
Accounts Receivable - Other and prepaid expenses	8,134	3,898
Inventories	29,081	19,618
Total Current Assets	231,494	71,738
Long Term Investments	2,677	913
Property, Plant and Equipment, net	54,024	41,827
Deferred Taxes and Other Assets	19,567	5,968
TOTAL ASSETS	$307,762	$120,446

Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-Term Bank Credits	$2,221	$2,170
Current Maturities of Long-Term Liabilities	6,010	6,321
Accounts Payable and Accrued Expenses	26,552	19,659
Total Current Liabilities	34,783	28,150
Long -Term Liabilities	49,285	38,250
Deferred Taxes and Other Liabilities	4,554	3,664
Total Liabilities	88,622	70,064
Minority Interest	776	168
Shareholders' Equity	218,364	50,214
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$307,762	$120,446

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(US dollars in thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,	
	2001	2000	2001	2000
SALES	$44,013	$29,951	$150,134	$103,797
Cost of Sales	15,554	11,937	54,736	41,206
Gross Profit	28,459	18,014	95,398	62,591
Operating Expenses:				
Selling and Administrative	11,452	8,980	42,990	31,902
Operating Income before Research and Development	17,007	9,034	52,408	30,689
Research and Development	5,811	3,866	19,633	14,593
Operating Income	11,196	5,168	32,775	16,096
Financial (Income) Expenses - Net	(98)	1,199	2,594	3,855
	11,294	3,969	30,181	12,241
Other Income - Net	120	173	272	344

	11,414	4,142	30,453	12,585
Taxes on Income	1,532	651	4,378	2,538
	9,882	3,491	26,075	10,047
Minority Share in Profits (Losses) of Subsidiary	56	(23)	81	20
NET INCOME	$9,826	$3,514	$25,994	$10,027
Earnings per Ordinary Share	$0.35	$0.16	$1.11	$0.47
Diluted Earnings per Ordinary Share	$0.34	$0.14	$0.99	$0.42
Weighted Average Number of Shares-				
BASIC EPS	28,236,982	21,464,182	23,370,224	21,419,810
DILUTED EPS	29,252,457	24,578,564	26,301,929	23,864,020

--30--eb/ny*

CONTACT: Taro Pharmaceutical Industries Ltd., Hawthorne
Kevin Connelly
Chief Financial Officer
(914) 345 9001 ext. 338
OR
Daniel Saks
Vice President, Corporate Affairs
(914) 345-9001 ext. 208

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taro Pharmaceutical Industries Ltd.

Date: March 7, 2002

By: Kevin Connelly
Kevin Connelly
Vice President and Chief
Financial Officer